BRF S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MINUTES OF THE 97TH EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: May 19, 2014 at 6:00 p.m. at Rua Hungria, 1400 – 5th floor, São Paulo, SP. CHAIR: Abilio Diniz, Chairman, Edina Biava, Secretary. ATTENDANCE: the majority of board members. RESOLUTIONS ADOPTED: Share Buyback Program – The Board of Directors  approved the program for the buyback of shares to be held as treasury stock up to the limit of 1,000,000 (one million) common shares, representing 0.11% of its capital stock, excluding shares held as treasury stock, the said program to have a duration of 8 (eight) days as from May 20, 2014 to May 28, 2014. The buyback program is to meet requirements under the Stock Option Program approved by the Company. The financial institutions responsible for the buyback of shares to be held as treasury stock are: Bradesco Corretora de Títulos e Valores Mobiliários, enrolled in the tax register (CNPJ) under number 61.855.045/0001-32, situated at Av. Paulista, 1450, 7th floor, Bela Vista, in the city and state of São Paulo; and Itaú Corretora de Valores S.A., enrolled in the tax register (CNPJ) under number 61.194.353/0001-64, situated at Av. Brigadeiro Faria Lima, 3.400 – 10th floor in the city and state of São Paulo. It shall be incumbent on the Board of Executive Officers to decide the dates and the numbers of shares to be effectively acquired, respecting the limits and the expiry date of the Program. São Paulo, May 19, 2014. These minutes were approved by the attending Directors: ABILIO DINIZ, Chairman; SÉRGIO RICARDO SILVA ROSA, Vice Chairman; CARLOS FERNANDO COSTA; EDUARDO MUFAREJ; JOSÉ CARLOS REIS MAGALHÃES NETO; LUIZ FERNANDO FURLAN; LUÍS CARLOS FERNANDES AFONSO; MANOEL CORDEIRO SILVA FILHO; PAULO ASSUNÇÃO DE SOUSA; WALTER FONTANA FILHO.